UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 0-15386
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Cerner Corporation Associate Stock Purchase Plan
B.	Name of issue of the securities held pursuant to the plan and the address of its principal executive office:
Cerner Corporation
2800 Rockcreek Parkway
Kansas City, MO 64117

Required Information

Report of Independent Registered Public Accounting Firm	1

Financial Statements and Schedule

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2005 and December 31, 2004	2

Statements of Changes in Net Assets Available for Benefits Years ended December 31, 2005 and December 31, 2004	3

Notes to Financial Statements	4

Exhibit

Exhibit 23 – Consent of Independent Auditors’	6
Consent of Independent Auditors'
SIGNATURE
The plan, pursuant to the requirements of the securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSOCIATE STOCK PURCHASE PLAN

Dated: March 31, 2006	By:	/s/ Marc G. Naughton

CERNER CORPORATION
ASSOCIATE STOCK PURCHASE PLAN
Financial Statements
December 31, 2005 and 2004
(With Report of Independent Registered
Public Accounting Firm Thereon)

Report of Independent Registered
Public Accounting Firm
The Board of Directors
Cerner Corporation:
We have audited the accompanying statements of net assets available for benefits of the Cerner Corporation Associate Stock Purchase Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
(signed) KPMG LLP
Kansas City, Missouri
March 3, 2006

CERNER CORPORATION
ASSOCIATE STOCK PURCHASE PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Contributions receivable	$1,385,719	955,090
Refunds payable	(21,280)	(8,118)

Net assets available for benefits	$1,364,439	946,972

See accompanying notes to financial statements.

CERNER CORPORATION
ASSOCIATE STOCK PURCHASE PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2005 and 2004

	2005	2004
Participant contributions	$4,762,125	4,227,656
Distributions of stock purchases to participants	4,344,658	4,148,946

Increase in net assets available for benefits	417,467	78,710

Net assets available for benefits:
Beginning of year	946,972	868,262

End of year	$1,364,439	946,972

See accompanying notes to financial statements.

(1)	Description of the Plan
The following description of the Cerner Corporation Associate Stock Purchase Plan (the Plan) is provided for general information purposes only. Reference should be made to the plan agreement for a more complete description of the Plan’s provisions.
(a)	General
The Plan was adopted by Cerner Corporation (the Company or Plan Sponsor) effective July 1, 2001. The Plan is a non-qualified stock purchase plan and therefore is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
(b)	Eligibility
All full-time associates are eligible to participate in the Plan except for:
•	Associates who, as of the date of grant of an option, have been continuously employed by the Company for less than two weeks

•	Associates who, immediately upon the grant of an option, own directly or indirectly, or hold options or rights to acquire under any agreement or Company plan, an aggregate of 5% or more of the total combined voting power or value of all outstanding shares of all classes of Company common stock

•	Associates who are customarily employed by the Company for less than 20 hours per week or for not more than five months in any calendar year

•	Associates who are not paid in U.S. dollars
Once associates have enrolled in the Plan, they are not required to re-enroll each option period unless they have withdrawn from the Plan prior to the next enrollment period.
(c)	Contributions
Participants may elect to make after-tax contributions from 1% to 20% of compensation to the Plan, subject to annual limitations determined by the Internal Revenue Service. Participant contributions are accumulated and held by the Company. The Company remits participant contributions to the Plan at the end of each quarter, which are used to purchase shares of Cerner Corporation common stock (Common Stock).
(d)	Distributions
The Plan gives all eligible participants the opportunity to purchase shares of Common Stock at a 15% discount on the last day of the purchase period, as defined by the Plan. The Plan will have four offerings of the Company’s Common Stock each calendar year. Upon receipt of the participants’ contributions (purchase date), Cerner applies the balance of the funds withheld on behalf of each participant to purchase shares of Common Stock and issue the shares to the participant. Participants take ownership of the Common Stock shares once they have been purchased; however, these shares may not be sold, transferred, or assigned for a period of one year after the date issued. Accordingly, Common Stock is not held in the Plan.

(e)	Termination and Death Payments
Upon the termination of a participant’s employment with the Company for any reason other than death, the funds withheld on behalf of the participant under the Plan will be frozen to future accruals and the participant will be withdrawn from participation in the Plan. At that time, the participant may give written notice to the plan administrator within three business days after terminating of the participant’s desire to cancel its option under the plan, in which case the balance of all funds withheld on behalf of the participant will be returned to the participant. If the participant provides no such notice or if there are less than three business days remaining before the last trading day of the current option period, then the shares of Common Stock will be purchased on such trading day.

In the case of death of a participant, the balance of all funds withheld on behalf of the deceased participant that have not been previously used to purchase Common Stock, and any shares of Common Stock held by the Company on the participant’s account, will be delivered to the participant’s designated beneficiaries in accordance with the participant’s instructions.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
(b)	Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(c)	Administrative Expenses
Administrative expenses incurred by the Plan are paid by the Company.
(3)	Plan Termination
Although it does not have any present intention of doing so, the plan administrator has the right under the Plan to terminate the Plan. In the event of termination, all funds withheld and accumulated by the Company on behalf of the participants shall be distributed to the participants in accordance with the plan agreement.
(4)	Tax Status
The Plan is not exempt from taxation under Section 501(a) of the Internal Revenue Code (the Code); however, the Plan’s intent is to satisfy the requirements of Section 423 of the Code.